Media release

Bougainville Copper Limited shareholding

30 June 2016

Rio Tinto has today transferred its 53.8 per cent shareholding in Bougainville Copper Limited (BCL) to an independent trustee.

Equity Trustees Limited will manage the distribution of these shares between the Autonomous Bougainville Government (ABG) for the benefit of all the Panguna landowners and the people of Bougainville, and the Independent State of Papua New Guinea (PNG).

Under the trust deed, the ABG has the opportunity to receive 68 per cent of Rio Tinto’s shareholding (which equates to 36.4 per cent of BCL’s shares) from the independent trustee for no consideration and PNG is entitled to the remaining 32 per cent (which equates to 17.4 per cent of BCL’s shares).

The ABG and PNG will both hold an equal share in BCL of 36.4 per cent if the transfers are completed. This ensures both parties are equally involved in any consideration and decision-making around the future of the Panguna mine.

Rio Tinto Copper & Coal chief executive Chris Salisbury said “Our review looked at a broad range of options and by distributing our shares in this way we aim to provide landowners, those closest to the mine, and all the people of Bougainville a greater say in the future of Panguna. The ultimate distribution of our shares also provides a platform for the ABG and PNG Government to work together on future options for the resource.”

In accordance with the existing management agreement with BCL, Rio Tinto will today give the required six months’ notice to terminate the arrangement. Although Rio Tinto will no longer hold any interest in BCL, Rio Tinto will continue to meet its obligations under the agreement during that period to ensure an orderly transition in the shareholdings of the company. BCL chairman Peter Taylor will resign with immediate effect but he will continue to be available to provide services to the board during this transition period.

Note to editors

The Trust Deed determines that should either beneficiary of the trust not apply for the transfer of the BCL shares attributable to them from the trustee within two months, then those shares will be made available to the other party.

Contacts

 media.enquiries@riotinto.com

 www.riotinto.com

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